                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. 1)* (FINAL)



                    TRANS WORLD AIRLINES, INC.
                         (Name of Issuer)



                           Common Stock
                  (Title of Class of Securities)


                            893349837
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]_____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following page(s))

                        Page 1 of 4 Pages

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[ ][ ]
 CUSIP NO. 893349837            13G
                            Page      2      of     4     Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pacholder Associates, Inc.
          IRS ID# 31-1089398




  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]
                                                           (b)   [ ]



  3  SEC USE ONLY




  4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


                 5  SOLE VOTING POWER

   NUMBER OF             0 shares
     SHARES
  BENEFICIALLY   6  SHARED VOTING POWER
    OWNED BY
      EACH                 0 shares
   REPORTING
  PERSON WITH    7  SOLE DISPOSITIVE POWER

                         0 shares
                 8  SHARED DISPOSITIVE POWER

                           0 shares

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%

 12  TYPE OF REPORTING PERSON*

        Investment Advisor (IA)


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549
                          Schedule 13-G
            Under the Securities Exchange Act of 1934

Amendment No. 1 (FINAL)                      Date:  May 29, 1996

Fee Being Paid:  No

Item 1         (a)  Name of Issuer:  Trans World Airlines, Inc.

Item 1         (b)  Address of issuer's principal executive
                    offices:

                         Trans World Airlines, Inc.
                         One City Centre
                         515 N. 6th Street
                         St. Louis, Missouri  63101

Item 2       (a)  Name of person filing:  Pacholder Associates,
                  Inc.

Item 2       (b)  Address of principal business office:

                         8044 Montgomery Road, Suite 382
                         Cincinnati, OH  45236

Item 2       (c)  Citizenship:  United States

Item 2       (d)  Title of class of securities:  Common Stock

Item 2       (e)  Cusip No.:  893349837

Item 3       Type of Person:  Investment Advisor

Item 4       (a)  Amount beneficially owned:  0

Item 4       (b)  Percent of class:  0%

Item 4       (c)  (i)  sole power to vote:  0
                 (ii)  shared power to vote:  0
                (iii)  sole power to dispose:  0
                 (iv)  shared power to dispose:  0

Item 5 Ownership of 5 percent or less of a class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
             [ X ]

Item 6 Ownership of more than 5 percent on behalf of another person: Not Applicable

Item 7       Identification and classification of subsidiary:
             Not Applicable

Item 8 Identification and classification of members of the group: Not Applicable

Item 9       Notice of dissolution of the group:  Not Applicable

Item 10      Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                 PACHOLDER ASSOCIATES, INC.

                                 Date:  May 29, 1996


                                 /s/ Robert C. Amenta
                                 ____________________________
                                 Robert C. Amenta

                                 Title:  Senior Vice President